

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 21, 2008

Mr. Hans Retterath
Chief Financial Officer
Tournigan Energy Corporation
1200-570 Granville Street
Vancouver, BC Canada V6C 3P1

        Re: **Tournigan Energy Corporation**
                Form 40-F for Fiscal Year Ended September 30, 2007
                Filed January 30, 2008
                Response Letter Dated July 10, 2008
                File No. 0-50486

Dear Mr. Retterath:

        We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief